Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2015 Equity Compensation Plan, the Non-Employee Director Equity Compensation Plan and the 2017 Inducement Plan of Strongbridge BioPharma plc of our report dated August 17, 2015 except for Note 1, as to which the date is September 9, 2015, with respect to the consolidated statements of operations, shareholders’ equity and cash flows of Strongbridge Biopharma plc for the year ended December 31, 2014 included in its Annual Report (Form 20-F), for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Gothenburg, Sweden
February 1, 2018